Appointment of Proxyholder

I/We, being holder(s) of class A common shares of Sand Technology Inc. (the "Company") hereby appoint: Thomas M. O'Donnell, Director, or P. Wayne Musselman, Director, or

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Print the name of the person you are appointing if this person is someone other than the individuals listed above

as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Special Meeting of Shareholders of the Company to be held at 10:00 a.m. (Montreal Time) on November 13, 2013, at the offices of Fasken Martineau DuMoulin LLP, 800 Square Victoria, Suite 3700, Montreal, Quebec, H4Z 1E9 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

1. Approval of the Arrangement:

☐ **to vote FOR** ☐ **to vote AGAINST**

Should an amendment or change pertaining to the matters listed in the Notice of Special Meeting of Shareholders be duly brought up at the Meeting, the present proxy authorizes my representative to vote at his discretion upon said amendment or change. The management agrees to respect the shareholder's instructions. If no choice is specified by the shareholder, then such shares will be voted in favour of the matters set out in this proxy. This form of proxy is solicited by the management of Sand Technology Inc.

Control Number

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.**

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Signature(s) Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by CST Trust Company prior to 5:00 pm (Montreal Time) on November 11, 2013 (or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Montreal Time) on the business day prior to the date fixed for the adjourned or postponed Meeting).

Proxy Form – Special Meeting of Shareholders of Sand Technology Inc. to be held on November 13, 2013 (the "Meeting")

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

CST LINK GROUP network

How to Vote

MAIL, FAX or EMAIL

- Complete and return your signed proxy in the envelope provided or send to:

  CST Trust Company
  320 Bay Street,
  B1 Level,
  Toronto, Ontario, Canada
  M5H4A6

- You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxy@canstockta.com.

- Should you have any questions about obtaining and completing the proxy, please contact CST Trust Company at 1-800-387-0825.

An undated proxy is deemed to be dated on the day it was received by CST.

If you wish to receive investor documents electronically in future, please visit www.canstockta.com/electronicdelivery to enrol.

All proxies must be received by CST Trust Company prior to 5:00 pm (Montreal Time) on November 11, 2013 (or, in the event that the Meeting is adjourned or postponed, prior to 5:00 p.m. (Montreal Time) on the business day prior to the date fixed for the adjourned or postponed Meeting).